Announcement Summary

Entity name

GENETIC TECHNOLOGIES LIMITED

Announcement Type

New announcement

Date of this announcement

Wednesday May 10, 2023

Details of +securities that have ceased

ASX +security code	Security description	Number of +securities that have ceased	The +securities have ceased due to	Date of cessation
GTGAI	OPTION EXPIRING 01-DEC-2023 EX $0.008	1,000,000	Expiry of option or other convertible security without exercise or conversion	09/05/2023

Refer to next page for full details of the announcement

Part 1 - Announcement Details

1.1 Name of +Entity

GENETIC TECHNOLOGIES LIMITED

We (the entity named above) provide the following information about our issued capital.

1.2 Registered Number Type	**Registration Number**
ABN	17009212328

1.3 ASX issuer code

GTG

1.4 The announcement is

☑ New announcement

1.5 Date of this announcement

10/5/2023

Part 2 - Details of +equity securities or +debt securities that have ceased

ASX +Security Code and Description

GTGAI : OPTION EXPIRING 01-DEC-2023 EX $0.008

Unquoted +equity securities that have ceased

Number of securities that have ceased

1,000,000

Reason for cessation

Expiry of option or other convertible security without exercise or conversion

Date of cessation

9/5/2023

Is the entity paying any consideration for the cessation?

No

Any other information the entity wishes to notify to ASX about the cessation?

Part 3 - Issued capital following changes

Following the cessation of the +securities the subject of this notification, the issued capital of the entity will comprise:

3.1 Quoted +equity securities and +debt securities (total number of each +class of +securities quoted on ASX)

ASX +security code and description	Total number of +securities on issue
GTG : ORDINARY FULLY PAID	11,541,658,143

3.2 Unquoted +equity securities (total number of each +class of +equity securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
GTGAE : PERFORMANCE RIGHTS	225,000,000
GTGAF : WARRANTS	264,266,778
GTGAI : OPTION EXPIRING 01-DEC-2023 EX $0.008	8,400,000

Note: the figures stated in the tables above are used to calculate the total market capitalisation of the entity published by ASX from time to time. The table will not include those classes of +securities that have ceased or lapsed in their entirety in ASX records before the announcement date described in Q1.5, even if the entity has advised ASX of a change to that class of +security in Part 2 of this form.